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                       UNIVEST CORPORATION OF PENNSYLVANIA
                                AND SUBSIDIARIES

                                   EXHIBIT 21

                                  [Item 15(c)]

     Subsidiaries

(1) Univest National Bank and Trust Company is chartered in the Commonwealth of Pennsylvania.

(2) Univest Realty Corporation is chartered in the Commonwealth of Pennsylvania.

(3)   Univest Delaware, Inc. is chartered in the State of Delaware.

(4)   Univest Reinsurance Corporation is chartered in the State of Arizona.

(5) Delview, Inc. is a wholly owned subsidiary of Univest National Bank and Trust Company that is chartered in the State of Delaware.

(6) Univest Investments, Inc. is chartered in the Commonwealth of Pennsylvania.

(7)   Univest Insurance, Inc. is chartered in the Commonwealth of Pennsylvania.


All the subsidiaries do business under the above names.